SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53637

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shoreland Trading, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 Park Plaza, Suite 340
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Yung Kim 949-419-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) New York (City) New York (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Won Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreland Trading, L.L.C., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michele Britt
My Commission DD219311
Expires June 03, 2007

Michele Britt
Notary Public

Won J. Lee
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELAND TRADING, L.L.C.

DECEMBER 31, 2003

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Shoreland Trading, L.L.C.

We have audited the accompanying statement of assets, liabilities and member's equity of Shoreland Trading, L.L.C. as of December 31, 2003 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreland Trading, L.L.C. at December 31, 2003 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
June 10, 2004

SHORELAND TRADING, L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2003

ASSETS		
Cash	$	279,666
Due from clearing broker (Note 4)		27,325,836
Securities owned, at market value (Note 5)		1,345,240
Dividends receivable		3,060
Fixed assets (net of accumulated depreciation of $3,764)		33,873
TOTAL ASSETS	$	28,987,675
LIABILITIES AND MEMBER'S EQUITY		
Securities sold, not yet purchased, at market (Note 5)	$	18,486,191
Dividends payable		7,125
Accrued expenses		449,221
TOTAL LIABILITIES		18,942,537
Commitments (Notes 6 and 10)		
Member's equity		10,045,138
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	28,987,675

The accompanying notes are an integral part of these financial statements.

SHORELAND TRADING, L.L.C.

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Principal trading (loss)	$ (16,024,600)
Interest and dividend income	161,988
Total Income	(15,862,612)
Expenses:	
Commissions	1,599,335
Operating expenses	181,884
Administrative expenses	156,542
Interest	148,588
Rent	118,476
Regulatory and exchange fees	27,670
Professional fees	10,151
Depreciation	3,764
Total Expenses	2,246,410
Net loss	$ (18,109,022)

The accompanying notes are an integral part of these financial statements.

SHORELAND TRADING, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Member's equity at January 1, 2003	$	-
Contributions		28,254,160
Withdrawals		(100,000)
Net loss		(18,109,022)
Member's equity at December 31, 2003	$	10,045,138

The accompanying notes are an integral part of these financial statements.

SHORELAND TRADING, L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(18,109,022)
Depreciation		3,764
Adjustments to reconcile net (loss) to net cash used by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in due from broker		(27,325,836)
(Increase) in securities position		(1,345,240)
(Increase) in dividends receivable		(3,060)
Increase in securities sold, not yet purchased		18,486,191
Increase in accrued expenses		449,221
Increase in dividends payable		7,125
Total adjustments		(9,731,599)
NET CASH USED BY OPERATING ACTIVITIES		(27,836,857)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(37,637)
CASH USED BY INVESTING ACTIVITIES		(37,637)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		28,254,160
Member withdrawals		(100,000)
CASH PROVIDED BY FINANCING ACTIVITIES		28,154,160
NET INCREASE IN CASH		279,666
CASH		
Beginning of year		-
End of year	$	279,666

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Shoreland Trading, L.L.C., a Delaware limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Pacific Stock Exchange ("PSE").

The Company is engaged in the activity of trading options and other securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2003, consist of the following:

	Receivable
Receivable from clearing broker	$ 27,325,836
	$ 27,325,836

NOTE 5- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as illustrated below, at December 31, 2003:

	Owned	Sold, not yet purchased
Securities	$ 1,345,240	$ 18,486,191

NOTE 6- COMMITMENTS

The Company's office space in California and Florida, is currently being provided, on a month to month basis, by one of its traders. The Company owes this trader $118,476 for rent paid during 2003. The Company also owes this trader $330,745 for operating expenses incurred during 2003.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the Pacific Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $6,460,305 which was $6,360,305 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to one.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- SUBSEQUENT EVENTS

During February, 2004 the Company entered into a ten year lease for office space in West Palm Beach, Florida.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

SHORELAND TRADING, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Member's equity		$ 10,045,138
Less: Non-allowable assets		(33,873)
Less: Undue concentration		(1,137,665)
Less: Haircuts on trading and investment securities		$ (2,413,295)
NET CAPITAL		$ 6,460,305
AGGREGATE INDEBTEDNESS, total liabilities		$ 449,221
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 29,948
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($6,460,305 - $100,000)		$ 6,360,305
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 449,221 / $ 6,460,305	6.95%

SHORELAND TRADING, L.L.C.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	6,909,525
Audit adjustments		
Increase in non-allowable assets:		
Capitalization of fixed assets		(33,873)
Increase in loss:		
Increase in accrued expenses		(415,347)
NET CAPITAL, per audit	$	6,460,305

SHORELAND TRADING, L.L.C.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2003

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Member of
Shoreland Trading, L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Shoeland Trading, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Shoreland Trading, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Shoreland Trading, L.L.C. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Pacific Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
June 10, 2004